UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

(Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On November 29, 2022, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Regains Compliance with Nasdaq Minimum Closing Bid Price Rule.”  A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-266047, File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by SciSparc Ltd. on November 29, 2022 titled “SciSparc Regains Compliance with Nasdaq Minimum Closing Bid Price Rule.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: November 29, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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